02038336

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the report dated *May 29, 2002*

Sun Life Financial Services of Canada Inc. (the "Company")
(Translation of registrant's name into English)

150 King Street West, Toronto, Ontario, M5H 1J9
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F Form 40-F *X*

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No *X*

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- *N/A*

The following documents are attached:

1. A Press Release issued by the Company on May 29, 2002.

SUN LIFE FINANCIAL ANNOUNCES CLOSING OF CLARICA TRANSACTION

(Toronto, May 29, 2002) – Sun Life Financial Services of Canada Inc. (NYSE, TSX: "SLC") completed today its acquisition of Clarica Life Insurance Company (TSX: "CLI"), following the approval from the Government of Canada received on May 27, 2002. Clarica is now a subsidiary of Sun Life Financial Services of Canada Inc.

Under this transaction, each Clarica common share was exchanged for 1.5135 common shares of Sun Life Financial Services of Canada Inc. There is no need for Clarica shareholders to take any actions as this share exchange was carried out automatically on their behalf.

With the transaction completed, Sun Life Financial has become one of the largest publicly-traded North American life insurance organizations measured by market capitalization.

"We are ready to focus on building the Canadian-based international financial services powerhouse created by this transaction," said Donald A. Stewart, Chairman and Chief Executive Officer, Sun Life Financial. "Our combined world-class workforce, intense customer focus and dedication to building shareholder value will drive our efforts to meet stakeholder commitments."

Sun Life Financial and Clarica will proceed immediately to implement their integration plans, led by Bob Astley, Clarica's President and Chief Executive Officer, who is also now president of Sun Life Financial's Canadian operations.

"Transition teams composed of staff from both organizations have already made significant progress on planning our integration. Because of such a strong team effort, we hit the ground running today," said Mr. Astley.

Amalgamation of Subsidiaries

Concurrently with the integration process, Sun Life Financial Services of Canada Inc. intends to seek approval to amalgamate its two subsidiaries, Clarica Life Insurance Company and Sun Life Assurance Company of Canada, into one company effective on or about Dec. 31, 2002. The amalgamated company is currently expected to operate under the legal name of Sun Life Assurance Company of Canada, while continuing to market products under both the Sun Life Financial and Clarica brands. The proposed amalgamation is subject to review by an independent actuary and the approval by the boards of directors, voting policyholders and shareholders of both companies, and regulators in Canada and the U.S.

Amalgamation is expected to simplify business processes and operations and reduce operating costs. It will have no effect on policyholders' rights and benefits under their existing contracts.

Canadian Market Leader

In Canada, the combined organization will be a leader in virtually all of its markets. It will be in a position to offer customers the best of both organizations by leveraging two strong brands – Sun Life Financial and Clarica. The Sun Life Financial brand will be used in selected retail product and distribution channels, including IQON, a subsidiary company, and group retirement services and group insurance. The Clarica brand will be used to serve more than two million individual retail customers through the more than 4,000-strong direct sales force. Sun Life Financial will also be in a stronger position to grow and expand internationally in an industry marked by increased consolidation and competition.

Highlights of the transaction include the following rankings within the Canadian life insurance industry:

- #1 based on combined revenues of $27.1 billion for the 12 months ended March 31, 2002
- #1 in assets under management of $409 billion including total general and segregated fund assets of $177 billion as at March 31, 2002
- #1 in group life and health based on annualized premiums and premium equivalent
- #1 in group retirement services based on assets under administration for defined contribution plans
- #1 in retail insurance premiums in-force
- #1 customer base, with approximately 7 million Canadian customers
- #1 direct sales force with more than 4,000 independent career agents

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1871, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2002, the Sun Life Financial group of companies had total assets under management of CDN $357 billion.

Sun Life Financial Services of Canada Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol "SLC".

This press release contains forward-looking statements with respect to Sun Life Financial, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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Media contacts:
John Vincic
416-979-6070

Francine Cléroux
514-866-2561

Investor Relations contact:
Thomas Rice
416-204-8163

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Services of Canada Inc.
(Registrant)

Date: May 29, 2002

By: ______________________
Thomas A. Bogart
Executive Vice-President and Chief Legal Officer

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